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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A

                                 AMENDMENT NO. 2

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                            MARSH SUPERMARKETS, INC.
             (Exact name of registrant as specified in its charter)

                INDIANA                                          35-0918179
(State of Incorporation or Organization)                      (I.R.S. Employer
                                                             Identification No.)

         9800 CROSSPOINT BLVD.
         INDIANAPOLIS, INDIANA                                    46256-3350
(Address of Principal Executive Offices)                          (Zip Code)

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), please check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), please check the following box. [x]


Securities to be registered pursuant to Section 12(b) of the Act:

 Title of Each Class                        Name of Each Exchange on Which
 to be so Registered                        Each Class is to be Registered
 -------------------                        ------------------------------

         N/A

Securities to be registered pursuant to Section 12(g) of the Act:

                              CLASS A COMMON STOCK
                                (Title of Class)



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         Marsh Supermarkets, Inc. is amending and restating its Registration
Statement on Form 8-A/A relating to Marsh's Class A Common Stock filed with the Securities and Exchange Commission on May 3, 1991 in order to describe the securities in "plain English."

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of 35,000,000 shares of stock, classified as follows:

         - 30,000,000 shares of common stock, no par value per share, consisting of:
                  -        15,000,000 shares of Class A Common Stock, and
                  -        15,000,000 shares of Class B Common Stock; and

         - 5,000,000 shares of cumulative preferred stock, par value $100 per share.

         As of July 10, 2000, 4,040,308 shares of Class A Common Stock were issued and outstanding, 4,376,456 shares of Class B Common Stock were issued and outstanding, and no shares of preferred stock were issued and outstanding. The discussion below describes our common stock and preferred stock, but is not complete. You should read it together with our Articles of Incorporation and bylaws and the applicable provisions of the Indiana Business Corporation Law. Our Articles and bylaws are incorporated by reference as exhibits to this Amendment No. 2.

COMMON STOCK

         The holders of Class A Common Stock are entitled to one vote per share on all matters to be voted on by shareholders. The holders of Class B Common Stock shall not vote, except in limited circumstances specified in the Articles which affect the Class B shares. The common shareholders are not entitled to cumulative voting in the election of directors, which means that the holders of more than 50% of the shares voting in the election of directors can elect all of the directors then standing for election.

         The holders of Class A and Class B Common Stock are entitled to share equally on a per share basis in any dividends declared by our board of directors in its discretion. Dividends may be payable in shares of Class A or Class B Common Stock to holders of Class A Common Stock or payable in shares of Class B Common Stock to holders of Class B Common Stock.

         If we liquidate, dissolve or wind up operations, the common shareholders are entitled to share equally on a per share basis in any assets remaining after all prior claims are satisfied and any liquidation preference on the preferred stock is paid in full.

         Our Articles do not give common shareholders preemptive or other subscription rights. The Articles do not contain any provisions providing for the redemption of common shares. Once issued and paid for, all shares of common stock outstanding will be fully paid and nonassessable. The rights, preferences and privileges of common shareholders are subject to, and may be adversely affected by, the rights of holders of any series of preferred stock that we may designate and issue in the future.

         Each share of Class B Common Stock may be converted into a share of Class A Common Stock if:

         - the outstanding shares of Class A Common Stock equal less than 10% of the outstanding shares of Class A and Class B Common Stock together; or

         - if, because of the existence of the Class B Common Stock, either class, or both classes, is excluded from being traded on the Nasdaq National Stock Market or any stock exchange.





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 If any person, or group acting together, acquires beneficial ownership of at least 10% of our outstanding Class A stock, the shareholder must, within 90 days, make a public tender offer to acquire additional shares of Class B stock. This only applies if the shareholder does not own an equal or greater percentage of the Class B stock as the shareholder does the Class A stock. The number of shares the shareholder must offer to acquire equals the shareholder's percentage ownership of Class A stock times the number of Class B shares outstanding less the number of shares of Class B stock already held by the shareholder. Once a shareholder has completed this procedure, it is required to be repeated each time the shareholder acquires an additional 5% of our Class A stock.

         Our common stock is quoted on Nasdaq.

         We do not intend to issue any additional shares of stock that would make our common stock ineligible for continued listing or cause our common stock to be delisted from Nasdaq.

PREFERRED STOCK

         The authorized preferred stock may be issued in one or more designated series or classes. Our board of directors may issue shares of preferred stock without approval of our shareholders, except as required by applicable law or by the rules of Nasdaq. The board of directors is also authorized to establish the voting, dividend, redemption, conversion, liquidation, and other relative provisions for each series or class. The preferred stock does not have voting rights. The issuance of preferred stock could also, under some circumstances, make it harder for a third party to acquire, or discourage a third party from acquiring, a majority of our outstanding voting stock.

         We have designated 100,000 shares of our preferred stock as Series A Junior Participating Cumulative Preferred Stock. None of the Series A preferred shares are currently outstanding. These shares have no voting rights. The terms of the Series A preferred shares are described in our Articles which are incorporated by reference to this Amendment No. 2.

PROVISIONS OF THE ARTICLES, BYLAWS AND INDIANA LAW

General

         The provisions of our Articles, bylaws, and Indiana statutory law described in this section may delay or make it difficult to effect acquisitions or changes of control of us that are not approved by our board of directors. We have implemented these provisions to help develop our business in a manner that will foster our long-term growth without the disruptive threat of a takeover which our board of directors believes is not in our best interests or in the best interests of our shareholders.

Directors and Officers

         Our bylaws state that there will be 10 directors. Our Articles and bylaws provide that the board of directors is divided into three classes of as nearly equal size as possible. The classes serve staggered three-year terms. This means that each year only one class is elected. Vacancies on the board of directors, including vacancies created by an increase in the number of directors, may be filled by the board of directors, acting by a majority of the remaining directors then in office. The Articles also provide that directors may be removed by the affirmative vote of the holders of a majority of the voting power of all shares of our capital stock then entitled to vote in the election of directors.

         The overall effect of these provisions in our Articles and bylaws may be to make it more difficult to effect a change in control or remove our incumbent directors.

         Officers are elected annually by and serve at the pleasure of the board of directors. Our officers include a Chief Executive Officer, President, one or more Vice Presidents, a Secretary, a Treasurer, and any other officers appointed by the board of directors.



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Advance Notice for Shareholder Proposals or Making Nominations at Meetings

         Our bylaws provide that shareholders who want to bring business before a meeting of our shareholders or to nominate candidates for election as directors at an annual meeting or special meeting at which directors are to be elected must provide timely notice in writing. Subject to any other applicable requirements, only business that has been brought before the meeting by or at the direction of the board of directors or by a shareholder who has given timely written notice of an intention to bring that business before the meeting, in proper form, to our corporate secretary, may be conducted at a shareholder meeting. The presiding officer at the shareholder meeting has the authority to make determinations in this regard. Only persons who are:

         -        selected and recommended by the board of directors; or

         - nominated by a shareholder who has given timely written notice, in proper form, to the Secretary prior to a meeting at which directors are to be elected will be eligible for election as directors.

         To be timely, notice of nominations or other business to be brought before any meeting must be received by our corporate secretary:

         - at least 60 days but no more than 90 days before the meeting, or

         - if less than 70 days' notice of the date of the meeting is given, at the close of business on the 10th day following the date on which notice of the meeting is first given to shareholders.

These requirements do not apply to a request for inclusion of a proposal in our proxy statement under Rule 14a-8 of the Exchange Act. Those proposals must meet the requirements of that rule.

         Our bylaws also specify requirements as to the content of the notice of a shareholder proposal or shareholder nomination of a director nominee. The person submitting the notice of nomination must provide, among other things, the name and address under which they appear on our books and the class and number of shares of our capital stock that they beneficially own.

Amendment of the Bylaws and Articles

         According to their terms, our bylaws may be adopted, amended or repealed by the affirmative vote of three-fourths of the total directors regardless of the number in attendance.

         Our board of directors can amend our Articles at any time to change some minor provisions, as specified by the statute. Any other items require the approval by and the recommendation of the board of directors, the affirmative vote of any voting group entitled to vote, and the affirmative vote of a majority of the shares entitled to vote.

ANTI-TAKEOVER LEGISLATION

         Provisions in our Articles, bylaws and Indiana law could make it harder for someone to acquire us through a tender offer, proxy contest or otherwise.

         Our Articles provide that some business transactions, such as mergers, consolidations, or sales of all or substantially all of our assets with or to a shareholder who owns 5% or more of our voting stock, must be approved by at least 75% of our voting stock. This provision of our Articles may only be revised by shareholders holding 75% of our voting stock.

         In some circumstances, the affirmative vote of at least 80% of our voting stock, other than stock held by a party interested in the transaction, shall be required to approve business combinations with any person who owns 10% or more of our voting stock. This provision of our Articles may only be revised by the affirmative vote of 80% of our voting stock.



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         Under the Indiana Business Corporation Law, a director may, in considering the best interests of a corporation, consider the effects of any action on shareholders, employees, suppliers and customers of the corporation, on communities in which offices or other facilities of the corporation are located, and any other factors the director considers pertinent.

         The IBCL also provides that when a target corporation, incorporated in Indiana and having its principal place of business, principal office or substantial assets in Indiana, has a specified threshold of ownership by Indiana residents, any acquisition which, together with its previous holdings, gives the acquiror at least 20% of the target's voting stock triggers a shareholder approval mechanism. If the acquiror files a statutorily required disclosure statement, the target's management has 50 days to hold a special meeting of shareholders at which all disinterested shareholders of the target not affiliated with the acquiror or any officer or inside director of the target consider and vote upon whether the acquiror will have voting rights for the shares of the target held by it. Without shareholder approval, the shares acquired by the acquiror have no voting rights, except in limited circumstances. If the acquiror fails to file the statutorily required disclosure statement, the target can redeem the acquiror's shares at a price to be determined according to procedures devised by the target. These provisions of the IBCL apply to Indiana corporations, unless the corporation has elected otherwise, which we have not done, in its articles of incorporation or bylaws.

         The IBCL provides that no business combination, defined to include some mergers, sales of assets, sales of 5% or more of outstanding stock, loans, recapitalizations or liquidations or dissolutions, involving a corporation and an interested shareholder, defined to include any holder of 10% or more of the corporation's voting stock, may be entered into unless it has been approved by the board of directors or:

         - five years have expired since the acquisition of shares of the corporation by the interested shareholder; and

         - a majority of the shareholders, excluding the interested shareholder, approved the business combination or all shareholders are paid fair value for their stock.

         However, this law does not restrict any offer to purchase all of a corporation's shares.

         Appraisal, or dissenters' rights, do not apply to holders of shares which are traded on Nasdaq.

TRANSFER AGENT AND REGISTRAR

         National City Bank is the transfer agent and registrar for the common stock.

ITEM 2.  EXHIBITS.

         1. Form of certificate evidencing shares of the Class A Common Stock (incorporated by reference to Registration Statement Form 8-A/A filed with the SEC on May 3, 1991).

         2. Restated Articles of Incorporation, as amended as of May 15, 1991 (incorporated by reference to Form 10-K for the year ended March 30, 1991).

         3. Bylaws of Marsh Supermarkets, Inc., as restated (incorporated by reference to Form 10-Q for the quarter ended January 3,
                  1998).

         4. Amended and Restated Rights Agreement, dated December 24, 1998, between Marsh Supermarkets, Inc. and National City Bank, as Rights Agent (incorporated by reference to Form 8-K filed December 24, 1998).



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    MARSH SUPERMARKETS, INC.



Date: August 8, 2000                By: /s/ P. Lawrence Butt
                                        ----------------------------------------
                                        P. Lawrence Butt
                                        Senior Vice President, Counsel and
                                        Secretary










































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                                  EXHIBIT INDEX

         1. Form of certificate evidencing shares of the Class A Common Stock (incorporated by reference to Registration Statement Form 8-A/A filed with the SEC on May 3, 1991).

         2. Restated Articles of Incorporation, as amended as of May 15, 1991 (incorporated by reference to Form 10-K for the year ended March 30, 1991).

         3. Bylaws of Marsh Supermarkets, Inc., as restated (incorporated by reference to Form 10-Q for the quarter ended January 3,
                  1998).

         4. Amended and Restated Rights Agreement, dated December 24, 1998, between Marsh Supermarkets, Inc. and National City Bank, as Rights Agent (incorporated by reference to Form 8-K filed December 24, 1998).






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